UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 39)*

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

1275 Market Street

San Francisco, CA 94103

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 14 Pages)

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 2 of 14 Pages

1.	Names of reporting persons Dagmar Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 793,164 shares of Class A Common Stock (1)(2)
	8.	Shared voting power 1,126,000 shares of Class A Common Stock and 36,374,779 shares of Class B Common Stock (1)(3)
	9.	Sole dispositive power 793,164 shares of Class A Common Stock and 40,326,233 shares of Class B Common Stock (1)(4)
	10.	Shared dispositive power 126,000 shares of Class A Common Stock (1)(5)

11.	Aggregate amount beneficially owned by each reporting person 1,919,164 shares of Class A Common Stock and 40,326,233 shares of Class B Common Stock (1)(3)(4)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.6% (1)(6)(7)(8)
14.	Type of reporting person (see instructions) IN

(1)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of 793,164 shares of Class A Common Stock held of record by the Ray and Dagmar Dolby Family Fund, a California nonprofit public benefit corporation and a private foundation within the meaning of section 509(a) of the Internal Revenue Code (the “Dolby Family Fund”). Dagmar Dolby is the President and sole director of, and has sole dispositive and voting power over the shares held of record by, the Dolby Family Fund. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(3)	Consists of (i) 1,126,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, a California nonprofit public benefit corporation (the “Dagmar Dolby Fund”), (ii) 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”), and (iii) 12,266,617 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Dagmar Dolby Trust”). Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, has shared voting power over all 1,126,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund and has or will have within 60 days after June 5, 2018 shared dispositive power over 126,000 of the shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with voting and disposition decisions regarding such shares requiring the majority vote of the Dagmar Dolby Fund’s board of directors. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(4)	Consists of (i) 793,164 shares of Class A Common Stock held of record by the Dolby Family Fund, (ii) 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (iii) 12,266,617 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (iv) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (v) 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (vi) 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (“Dolby Holdings II”), (vii) 350,000 shares of Class B Common Stock held of record by Dolby Holdings III LLC (“Dolby Holdings III”), and (viii) 1,937,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2017 Trust BB dated May 25, 2017 (the “Dagmar Dolby 2017 Trust BB”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B and the Dagmar Dolby 2017 Trust BB. Dagmar Dolby and David E. Dolby, Dagmar Dolby’s son and Special Trustee of the Marital Trust and the Dagmar Dolby Trust, have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole voting power over the shares held of record by, the Ray Dolby 2002 Trust A. David E. Dolby is the Special Trustee of, and has sole voting power over the shares held of record by, each of the Ray Dolby 2002 Trust B and the Dagmar Dolby 2017 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II as the Manager of Dolby Holdings II, and each of Thomas E. Dolby and David E. Dolby has sole voting power over 50% of the shares held of record by Dolby Holdings II as a Special Manager of Dolby Holdings II. Dagmar Dolby, as the Manager of Dolby Holdings III, has sole dispositive and voting power over the shares held of record by Dolby Holdings III. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(5)	Consists of 126,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund. Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, has shared voting power over all 1,126,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund and has or will have within 60 days after June 5, 2018 shared dispositive power over 126,000 of the shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with voting and disposition decisions regarding such shares requiring the majority vote of the Dagmar Dolby Fund’s board of directors. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(6)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dagmar Dolby is 41.1%. Dagmar Dolby’s percentage ownership of Class B Common Stock is 96.8%.
(7)	The shares represented in Row 11 represent 84.6% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock and the shares over which Dagmar Dolby has sole or shared voting power represent 76.3% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(8)	Based on 62,434,488 shares of Class A Common Stock and 41,677,918 shares of Class B Common Stock outstanding on April 27, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 3 of 14 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 24,108,162 shares of Class B Common Stock (9)(10)
	9.	Sole dispositive power 24,108,162 shares of Class B Common Stock (9)(10)
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person 24,108,162 shares of Class B Common Stock (9)(10)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 23.2% (9)(11)(12)(13)
14.	Type of reporting person (see instructions) OO

(9)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(10)	Consists of 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(11)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Marital Trust is 27.9%. The Marital Trust’s percentage ownership of Class B Common Stock is 57.8%.
(12)	Represents 50.3% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(13)	Based on 62,434,488 shares of Class A Common Stock and 41,677,918 shares of Class B Common Stock outstanding on April 27, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 4 of 14 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 12,266,617 shares of Class B Common Stock (14)(15)
	9.	Sole dispositive power 12,266,617 shares of Class B Common Stock (14)(15)
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person 12,266,617 shares of Class B Common Stock (14)(15)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.8% (14)(16)(17)(18)
14.	Type of reporting person (see instructions) OO

(14)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(15)	Consists of 12,266,617 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(16)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby Trust is 16.4%. The Dagmar Dolby Trust’s percentage ownership of Class B Common Stock is 29.4%.
(17)	Represents 25.6% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(18)	Based on 62,434,488 shares of Class A Common Stock and 41,677,918 shares of Class B Common Stock outstanding on April 27, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 5 of 14 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 160,592 shares of Class B Common Stock (19)(20)
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person 160,592 shares of Class B Common Stock (19)(20)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2% (19)(21)(22)(23)
14.	Type of reporting person (see instructions) OO

(19)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(20)	Consists of 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole voting power over the shares held of record by the Ray Dolby 2002 Trust A.
(21)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust A is 0.3%. The Ray Dolby 2002 Trust A’s percentage ownership of Class B Common Stock is 0.4%.
(22)	Represents 0.3% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(23)	Based on 62,434,488 shares of Class A Common Stock and 41,677,918 shares of Class B Common Stock outstanding on April 27, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 6 of 14 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 463,262 shares of Class B Common Stock (24)(25)
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person 463,262 shares of Class B Common Stock (24)(25)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.4% (24)(26)(27)(28)
14.	Type of reporting person (see instructions) OO

(24)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(25)	Consists of 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole voting power over the shares held of record by the Ray Dolby 2002 Trust B.
(26)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust B is 0.7%. The Ray Dolby 2002 Trust B’s percentage ownership of Class B Common Stock is 1.1%.
(27)	Represents 1.0% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(28)	Based on 62,434,488 shares of Class A Common Stock and 41,677,918 shares of Class B Common Stock outstanding on April 27, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 7 of 14 Pages

1.	Names of reporting persons Dolby Holdings II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 1,040,000 shares of Class B Common Stock (29)(30)
	9.	Sole dispositive power None
	10.	Shared dispositive power 1,040,000 shares of Class B Common Stock (29)(30)

11.	Aggregate amount beneficially owned by each reporting person 1,040,000 shares of Class B Common Stock (29)(30)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.0% (29)(31)(32)(33)
14.	Type of reporting person (see instructions) OO

(29)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(30)	Consists of 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II as the Manager of Dolby Holdings II. Each of Thomas E. Dolby and David E. Dolby has sole voting power over 50% of the shares held of record by Dolby Holdings II as a Special Manager of Dolby Holdings II.
(31)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dolby Holdings II is 1.6%. Dolby Holdings II’s percentage ownership of Class B Common Stock is 2.5%.
(32)	Represents 2.2% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(33)	Based on 62,434,488 shares of Class A Common Stock and 41,677,918 shares of Class B Common Stock outstanding on April 27, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 8 of 14 Pages

1.	Names of reporting persons Dolby Holdings III LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 350,000 shares of Class B Common Stock (34)(35)
	9.	Sole dispositive power None
	10.	Shared dispositive power 350,000 shares of Class B Common Stock (34)(35)

11.	Aggregate amount beneficially owned by each reporting person 350,000 shares of Class B Common Stock (34)(35)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.3% (34)(36)(37)(38)
14.	Type of reporting person (see instructions) OO

(34)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(35)	Consists of 350,000 shares of Class B Common Stock held of record by Dolby Holdings III. Dagmar Dolby, as the Manager of Dolby Holdings III, has sole dispositive and voting power over the shares held of record by Dolby Holdings III.
(36)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dolby Holdings III is 0.6%. Dolby Holdings III’s percentage ownership of Class B Common Stock is 0.8%.
(37)	Represents 0.7% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(38)	Based on 62,434,488 shares of Class A Common Stock and 41,677,918 shares of Class B Common Stock outstanding on April 27, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 9 of 14 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B dated March 23, 2016 (39)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person None (39)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (40)
14.	Type of reporting person (see instructions) OO

(39)	Dagmar Dolby is the Trustee of the Dagmar Dolby 2016 Trust B dated March 23, 2016 (the “Dagmar Dolby 2016 Trust B”) and has sole dispositive power over any shares held of record by the Dagmar Dolby 2016 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust B and has sole voting power over any shares held of record by the Dagmar Dolby 2016 Trust B. Following the transactions reported in this Amendment, the Dagmar Dolby 2016 Trust B does not beneficially own any shares of the Company’s Class A Common Stock or Class B Common Stock.
(40)	Based on 62,434,488 shares of Class A Common Stock and 41,677,918 shares of Class B Common Stock outstanding on April 27, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 10 of 14 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2017 Trust BB dated May 25, 2017
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,937,600 shares of Class B Common Stock (41)(42)
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person 1,937,600 shares of Class B Common Stock (41)(42)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.9% (41)(43)(44)(45)
14.	Type of reporting person (see instructions) OO

(41)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(42)	Consists of 1,937,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2017 Trust BB. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2017 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2017 Trust BB, and David E. Dolby has sole voting power over the shares held of record by the Dagmar Dolby 2017 Trust BB.
(43)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby 2017 Trust BB is 3.0%. The Dagmar Dolby 2017 Trust BB’s percentage ownership of Class B Common Stock is 4.6%.
(44)	Represents 4.0% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(45)	Based on 62,434,488 shares of Class A Common Stock and 41,677,918 shares of Class B Common Stock outstanding on April 27, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 11 of 14 Pages

1.	Names of reporting persons Thomas E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 680,592 shares of Class B Common Stock (46)(47)
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person 680,592 shares of Class B Common Stock (46)(47)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7% (46)(48)(49)(50)
14.	Type of reporting person (see instructions) IN

(46)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(47)	Consists of (i) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, and (ii) 520,000 shares of Class B Common Stock held of record by Dolby Holdings II. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, the Ray Dolby 2002 Trust A. Thomas E. Dolby is the Special Trustee of, and has sole voting power over the shares held of record by, the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II as the Manager of Dolby Holdings II, and Thomas E. Dolby has sole voting power over 50% of the 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II as a Special Manager of Dolby Holdings II. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(48)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Thomas E. Dolby is 1.1%. Thomas E. Dolby’s percentage ownership of Class B Common Stock is 1.6%.
(49)	Represents 1.4% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(50)	Based on 62,434,488 shares of Class A Common Stock and 41,677,918 shares of Class B Common Stock outstanding on April 27, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 12 of 14 Pages

1.	Names of reporting persons David E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 62,435 shares of Class A Common Stock and 2,920,862 shares of Class B Common Stock (51)(52)
	8.	Shared voting power 36,374,779 shares of Class B Common Stock (51)(53)
	9.	Sole dispositive power 62,435 shares of Class A Common Stock (51)(54)
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person 62,435 shares of Class A Common Stock and 39,295,641 shares of Class B Common Stock (51)(52)(53)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 37.8% (51)(55)(56)(57)
14.	Type of reporting person (see instructions) IN

(51)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(52)	Consists of (i) 61,150 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 1,285 shares of Class A Common Stock that are exercisable within 60 days after June 5, 2018, (iii) 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iv) 520,000 shares of Class B Common Stock held of record by Dolby Holdings II, and (v) 1,937,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2017 Trust BB. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B and the Dagmar Dolby 2017 Trust BB. David E. Dolby is the Special Trustee of, and has sole voting power over the shares held of record by, each of the Ray Dolby 2002 Trust B and the Dagmar Dolby 2017 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II as the Manager of Dolby Holdings II, and David E. Dolby has sole voting power over 50% of the 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II as a Special Manager of Dolby Holdings II. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(53)	Consists of (i) 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust and (ii) 12,266,617 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(54)	Consists of (i) 61,150 shares of Class A Common Stock held of record by David E. Dolby, and (ii) stock options held of record by David E. Dolby to purchase up to 1,285 shares of Class A Common Stock that are exercisable within 60 days after June 5, 2018.
(55)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by David E. Dolby is 38.7%. David E. Dolby’s percentage ownership of Class B Common Stock is 94.3%.
(56)	Represents 82.0% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(57)	Based on 62,434,488 shares of Class A Common Stock and 41,677,918 shares of Class B Common Stock outstanding on April 27, 2018.

Page 13 of 14 Pages

Explanatory Note:

This Amendment No. 39 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed with the Commission on December 27, 2011 (as subsequently amended prior to the date hereof, the “Statement”). This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Marital Trust, (v) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vi) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (vii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (viii) Dolby Holdings II, (ix) Dolby Holdings III, (x) Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B, and (xi) Dagmar Dolby, as Trustee of the Dagmar Dolby 2017 Trust BB (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). Except as set forth herein, this Amendment does not supplement, restate or amend any of the information disclosed in the Statement. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background.

Subsection (a) of Item 2 of the Statement is amended by adding the following thereto:

Following the transactions reported in this Amendment, the Dagmar Dolby 2016 Trust B does not beneficially own any shares of the Class A Common Stock or the Class B Common Stock and shall cease to be a Reporting Person immediately upon the filing of this Amendment.

Item 5.	Interest in Securities of the Issuer.

Subsections (c) and (e) of Item 5 of the Statement are amended and restated in their entirety to read in full as follows:

(c) The table set forth on Schedule A reflects all transactions effected by the Reporting Persons in the classes of securities reported on during the period beginning on May 23, 2018, the day immediately following the date of the last transaction reported in the most recent filing of an amendment to this Statement, and ending on June 5, 2018, the date of the last transaction reported in this Amendment. Each transaction set forth on Schedule A represents (i) the conversion of the applicable number of shares of Class B Common Stock into an equal number of shares of Class A Common Stock, and (ii) the sale of such shares of Class A Common Stock in open market trades pursuant to the 2018 Trading Plans.

(e) The Dagmar Dolby 2016 Trust B ceased to be the beneficial owner of more than 5% of the Class A Common Stock or the Class B Common Stock as of June 5, 2018.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed with the Commission on April 25, 2018).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5:	Power of Attorney – Marital Trust (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6	Power of Attorney – Dagmar Dolby Trust (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 9:	Power of Attorney – Dolby Holdings II (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10:	Power of Attorney – Dolby Holdings III (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed with the Commission on March 29, 2018).

Exhibit 11:	Power of Attorney – Dagmar Dolby 2017 Trust BB (incorporated by reference to Exhibit 11 to the Schedule 13D/A filed with the Commission on May 26, 2017).

Exhibit 12:	Power of Attorney – Dagmar Dolby 2016 Trust B (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on February 28, 2018).

Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 6, 2018.

DAGMAR DOLBY		MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby
Title: Trustee

THOMAS E. DOLBY		DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAVID E. DOLBY		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAGMAR DOLBY 2016 TRUST B DATED MARCH 23, 2016		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

DAGMAR DOLBY 2017 TRUST BB DATED MAY 25, 2017		DOLBY HOLDINGS II LLC

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Manager

DOLBY HOLDINGS III LLC

		By:	*
Name: Dagmar Dolby
Title: Manager

		*By:	/s/ Patrick McCabe
Patrick McCabe, on behalf of Shartsis Friese LLP, as Attorney-in-Fact

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share of Class A Common Stock (1)
Dagmar Dolby 2016 Trust B	5/23/2018	50,000	$61.4398	(2)
Dagmar Dolby 2016 Trust B	5/24/2018	50,000	$61.5517	(3)
Dagmar Dolby 2016 Trust B	5/25/2018	50,000	$61.4888	(4)
Dagmar Dolby 2016 Trust B	5/29/2018	48,700	$61.5821	(5)
Dagmar Dolby 2016 Trust B	5/29/2018	1,300	$62.0000	(6)
Dagmar Dolby 2016 Trust B	5/30/2018	50,000	$62.5386	(7)
Dagmar Dolby 2016 Trust B	5/31/2018	17,439	$62.6723	(8)
Dagmar Dolby Trust	6/1/2018	50,000	$63.0321	(9)
Dagmar Dolby Trust	6/4/2018	50,000	$62.8278	(10)
Dagmar Dolby Trust	6/5/2018	32,433	$63.4028	(11)
Dagmar Dolby Trust	6/5/2018	17,567	$64.0458	(12)

(1)	The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transactions were effected.
(2)	Reflects the weighted average sale price, for multiple transactions executed at prices ranging from $61.23 to $61.75 per share, inclusive.
(3)	Reflects the weighted average sale price, for multiple transactions executed at prices ranging from $61.05 to $61.76 per share, inclusive.
(4)	Reflects the weighted average sale price, for multiple transactions executed at prices ranging from $61.315 to $61.78 per share, inclusive.
(5)	Reflects the weighted average sale price, for multiple transactions executed at prices ranging from $60.99 to $61.975 per share, inclusive.
(6)	Reflects the weighted average sale price, for multiple transactions executed at prices ranging from $61.99 to $62.01 per share, inclusive.
(7)	Reflects the weighted average sale price, for multiple transactions executed at prices ranging from $61.875 to $62.83 per share, inclusive.
(8)	Reflects the weighted average sale price, for multiple transactions executed at prices ranging from $62.39 to $62.86 per share, inclusive.
(9)	Reflects the weighted average sale price, for multiple transactions executed at prices ranging from $62.91 to $63.22 per share, inclusive.
(10)	Reflects the weighted average sale price, for multiple transactions executed at prices ranging from $62.64 to $63.125 per share, inclusive.
(11)	Reflects the weighted average sale price, for multiple transactions executed at prices ranging from $62.91 to $63.90 per share, inclusive.
(12)	Reflects the weighted average sale price, for multiple transactions executed at prices ranging from $63.91 to $64.16 per share, inclusive.